LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2007	nquint@luselaw.com

October 31, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Security Midwest Bancorp, Inc.

Registration Statement on Form S-1

Filed September 12, 2024

File No. 333-282067

To Whom It May Concern:

On behalf of Security Midwest Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated October 9, 2024, are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for the three- and nine-month periods ended September 30, 2024, beginning on page 43 of the Prospectus.

Form S-1 filed September 12, 2024

General

1. Please provide us with supplemental copies of all written communications, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company does not intend to provide any written materials to investors other than the prospectus and the stock order form and the marketing materials that were filed as Exhibits 99.4 and 99.5 to the initial Registration Statement on Form S-1 filed on September 12, 2024.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2024

Summary, page 3

2. We note your disclosure on page 116 that depositors of Security Bank have voting rights as to all matters requiring a vote of members, and that upon completion of the conversion, depositors will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section.

Page 4 of the Prospectus has been revised, as requested.

We intend to increase the origination of commercial real estate loans, page 20

3. Please revise this risk factor to discuss, as appropriate, the factors that impact the current Sangamon County, Illinois market area in which you focus. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to increase your commercial real estate loan portfolio. Consider making appropriate changes to your MD&A, business and/or other risk factors based on your response.

Page 83 of the Prospectus has been revised to provide additional information with respect to the Company’s primary market area. We respectfully submit that (i) as indicated in the information added to page 83, the Company’s primary market area is fairly stable, such that it is not a factor in the Company’s ability to grow its commercial real estate loans, and (ii) the risks related to the Company’s ability to grow any portion of its business (and not merely commercial real estate loans) is described separately under the risk factor on page 24 of the Prospectus entitled “Our business strategy includes loan growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.” That risk factor has been revised to reflect that general economic conditions can effect Security Bank, s.b.’s growth plans.

We note that page 83 under “Competition” already indicates that “Our ability to compete in our primary market area does not depend on any existing relationships.” Accordingly, we respectfully submit that related disclosure is not required to be added to the Risk Factors section of the Prospectus.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2024

How we intend to use the proceeds from the offering, page 43

4. Please revise here to clarify that you will not close the offering if you do not sell the “minimum of 807,500 shares”, as stated on the cover page. Additionally, please advise us if you will use an escrow consistent with Rule 10b-9.

Page 51 of the Prospectus has been revised, as requested. Consistent with hundreds of mutual-to-stock conversion transactions completed in the past approximately 40 years, and consistent with the well-established “no-action” letter regarding Trident Securities Incorporated dated November 29, 1985, the Company will not use a separate escrow account with a third party. Rather, as disclosed in the Prospectus, funds submitted for the purpose of purchasing shares will be held in a segregated account at Security Bank, s.b. and will earn interest until completion or termination of the offering.

5. Consistent with your disclosure on page 19, please expand your disclosure here and on page 7 when discussing the $1.8 million costs associated with the planned withdrawal from the multiple employer defined benefit pension plan to clarify that actual cost could be significantly higher than the estimated cost provided by the plan administrator.

Pages 7 and 51 of the Prospectus have been revised, as requested

Liquidity and Capital Resources, page 71

6. Please revise your disclosure to define the liquidity ratio and how it is calculated.

Page 78 of the Prospectus has been revised, as requested.

Cannabis Banking, page 75

7. We note disclosure on page 75 that as of June 30, 2024, loan balances from CRB customers and their associated real estate entities were approximately $14.8 million of your total loan portfolio. However, we also note disclosure on page 5 that loan balances from CRB customers were approximately $20.3 million of your total loan portfolio as of June 30, 2024. Please revise your disclosures for consistency.

Page 82 of the Prospectus has been revised, as requested.

Allowance for Credit Losses, page 86

8. Please revise your filing to disclose net charge-offs to average loans outstanding during the period for both [the] six month periods ended June 30, 2024 and June 30, 2023 on an annualized basis.

The table on page 93 of the Prospectus has been revised, as requested.

*  *  *  *  *

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

October 31, 2024

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Kip A. Weismann of this office at (202) 274-2029 as soon as possible if it has any further comments.

Respectfully,

Ned Quint

Enclosure

cc:	John Stickel, SEC

Eric Envall, SEC

Michael Henderson, SEC

John Spitz, SEC

Stephan P. Antonacci, Security Midwest Bancorp, Inc.

Kip A. Weismann, Esq.